Exhibit 99. (a)(1)(A)

COMPANY NOTICE TO HOLDERS OF

Zero Coupon Senior Convertible Notes due 2008

issued by

MERCURY INTERACTIVE CORPORATION

CUSIP Numbers: 589405AD1 and 589405AC3

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture dated as of April 29, 2003 (as supplemented by the First Supplemental Indenture dated as of October 26, 2005 and the Second Supplemental Indenture dated as of May 10, 2006, the “Indenture”) between Mercury Interactive Corporation, a Delaware corporation (the “Company”), and U.S. Bank National Association, as trustee and paying agent (the “Paying Agent”), and the Zero Coupon Senior Convertible Notes due 2008 (the “Securities”) of the Company, that at the option of each holder (each, a “Holder” and collectively, the “Holders”) of the Securities, the Securities will be repurchased by the Company for $1,072.50 in cash (the “Repurchase Price”) per $1,000 principal amount of the Securities (the “Option”). Holders may surrender their Securities for repurchase until 5:00 p.m., New York City time, on Tuesday, October 31, 2006. This Company Notice is being sent pursuant to the provisions of Section 14.01(b) of the Indenture. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Securities.

To exercise the Option to have the Company repurchase the Securities and receive payment of the Repurchase Price, you must validly surrender the Securities and the enclosed Repurchase Notice to the Paying Agent prior to 5:00 p.m., New York City time, on Tuesday, October 31, 2006 (the “Repurchase Date”) and not have withdrawn such surrendered Securities and Repurchase Notice prior to 5:00 p.m., New York City time, on the Repurchase Date. The Securities surrendered for repurchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Repurchase Date.

HOLDERS THAT SURRENDER THEIR SECURITIES THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC. BY SURRENDERING SECURITIES THROUGH THE TRANSMITTAL PROCEDURES OF DTC, HOLDERS AGREE TO BE BOUND BY THE TERMS OF THE OPTION SET FORTH IN THIS COMPANY NOTICE.

The Paying Agent is: U.S. Bank National Association

By Regular, Registered or Certified Mail or Overnight Courier: U.S. Bank Corporate Trust Services Attn: Specialized Finance 60 Livingston Avenue, 2nd Floor St. Paul, MN 55107	By Facsimile: (651) 495-8158 Attention: Specialized Finance Confirm Receipt of Facsimile Only: (651) 495-3505

The Information Agent is: MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

Attention: Kevin Auten

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: proxy@mackenziepartners.com

Copies of this Company Notice may be obtained from the Paying Agent at its addresses set forth above.

The date of this Company Notice is October 2, 2006.

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Securities. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Securities for repurchase and, if so, the amount of Securities to surrender.

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Option (as defined below). To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this Company Notice, the accompanying Repurchase Notice and other Option materials because the information in this summary is not complete and those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.

Who is offering to repurchase my securities?

Mercury Interactive Corporation, a Delaware corporation (the “Company”, “we” or “us”), is offering to repurchase all of the outstanding Zero Coupon Senior Convertible Notes due 2008 of the Company (the “Securities”). (Page 5)

Which Securities are sought?

The Company is offering to acquire any and all of the Securities that are currently outstanding. The Securities were issued under an Indenture dated as of April 29, 2003 (as supplemented by the First Supplemental Indenture dated as of October 26, 2005 and the Second Supplemental Indenture dated as of May 10, 2006, the “Indenture”) between the Company and U.S. Bank National Association, as trustee and paying agent (the “Paying Agent”). (Page 5)

Why are you offering to repurchase my Securities?

On May 10, 2006, we amended the terms of the Indenture to give each Holder the right to require us to repurchase all or a portion of such Holder’s Securities on October 31, 2006 (the “Repurchase Date”), at a repurchase price equal to 107.25% of the principal amount of the Securities being repurchased (the “Option”).

Each Holder also has the right to require us to repurchase all or a portion of such Holder’s Securities on November 30, 2006, at a repurchase price equal to 107.25% of the principal amount of the Securities being repurchased (the “November Repurchase”). A notice relating to the November Repurchase will be distributed to the Holders of the Securities no less than 20 business days prior to November 30, 2006. (Page 5)

Is the Option related to the potential acquisition of the Company by Hewlett-Packard Company?

The Option does not arise from the potential acquisition (the “HP Acquisition”) of the Company by Hewlett-Packard Company (“HP”) and the related tender offer being made by a subsidiary of HP for all the outstanding shares of the Company’s common stock, $0.002 par value per share (the “Common Stock”), for $52.00 per share. For more information regarding the HP Acquisition, please refer to the offer to purchase and related materials filed by HP and the Company with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. (Page 7)

Will the HP Acquisition result in a redemption or conversion of the Securities?

If the HP Acquisition is consummated prior to maturity of the Securities it will be deemed to be a “Fundamental Change” under the terms of the Indenture. The Indenture provides that upon the occurrence of a Fundamental Change, the Company has the obligation to repurchase the outstanding Securities from the Holders at a purchase price equal to 100% of the principal amount of the Securities. Pursuant to the Indenture, the Company will notify the Holders of these rights in more detail should the HP Acquisition be consummated. (Page 7)

The Indenture further provides that if we are party to a consolidation, merger or binding share exchange pursuant to which the Common Stock would be converted into cash, securities or other property, a Holder may surrender the Securities for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of the transaction. At the effective time of the transaction, the right to convert the Securities into Common Stock will be changed into a right to convert the Securities into the kind and amount of cash, securities or other property which the Holder would have received if the Holder had converted such Securities into Common Stock immediately prior to the transaction. Under the proposed terms of the HP Acquisition as of the date hereof, each $1,000 principal amount of the Securities would be entitled to convert into an amount of approximately $1,006.00 in cash.

Does surrendering my Securities for Repurchase affect my right to convert into Common Stock in connection with the HP Acquisition?

If you surrender your Securities for repurchase pursuant to the Option, you lose your right to convert such Securities into Common Stock (or have such Securities redeemed by the Company) in connection with the HP Acquisition, should the HP Acquisition be consummated prior to the maturity date of the Securities, unless you withdraw your request prior to the Repurchase Date. (Page 7)

How much are you offering to pay in connection with the Option and what is the form of payment?

Pursuant to the terms of the Indenture, we will pay, in cash, a repurchase price of $1,072.50 per $1,000 principal amount of the Securities validly surrendered for repurchase pursuant to the Option and not withdrawn (the “Repurchase Price”). (Page 5)

How can I determine the market value of the Securities?

There is no established reporting system or market for trading in the Securities. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the trading price of the Company’s Common Stock, developments regarding the HP Acquisition and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Option. On January 3, 2006, we announced that our Common Stock was delisted from The NASDAQ Stock Market as a result of our noncompliance with the NASDAQ listing requirements. Effective as of January 4, 2006, our Common Stock has been traded on the Pink Sheets. On September 26, 2006, the last reported sales price of the Common Stock was $50.47 per share. (Page 8)

What does the board of directors of the Company think of the Option?

The board of directors of the Company has not made any recommendation as to whether you should surrender your Securities for repurchase in the Option. You must make your own decision whether to surrender your Securities for repurchase in the Option and, if so, the amount of the Securities to surrender. (Page 15)

When does the Option expire?

The Option expires at 5:00 p.m., New York City time, on October 31, 2006, which is referred to as the “Repurchase Date”. To exercise the Option to have the Company repurchase the Securities and receive payment of the Repurchase Price, you must validly surrender the Securities and the enclosed Repurchase Notice to the Paying Agent prior to 5:00 p.m., New York City time, on the Repurchase Date and not have withdrawn such surrendered Securities and Repurchase Notice prior to 5:00 p.m., New York City time, on the Repurchase Date. We will not extend the period Holders have to exercise the Option unless required to do so by the Federal securities laws. (Page 5)

What are the conditions to the repurchase by the Company of the Securities?

The repurchase by us of validly surrendered Securities is not subject to any conditions.

How do I surrender my Securities?

A Holder whose Securities are held in certificated form must properly complete and execute the Repurchase Notice, and deliver such notice to the Paying Agent, with any other required documents and the certificates representing the Securities to be surrendered for repurchase, prior to 5:00 p.m., New York City time, on the Repurchase Date.

A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender its Securities and instruct such nominee to surrender the Securities on the Holder’s behalf.

A Holder who is a DTC (as defined below) participant should surrender its Securities electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system prior to 5:00 p.m., New York City time, on the Repurchase Date. (Page 9)

HOLDERS THAT SURRENDER THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC. BY SURRENDERING SECURITIES THROUGH THE TRANSMITTAL PROCEDURES OF DTC, HOLDERS AGREE TO BE BOUND BY THE TERMS OF THE OPTION SET FORTH IN THIS COMPANY NOTICE.

If I surrender my Securities, when will I receive payment for them?

We will accept for payment all Securities validly surrendered prior to 5:00 p.m., New York City time, on the Repurchase Date and not withdrawn prior to 5:00 p.m., New York City time, on the Repurchase Date. We will promptly forward to the Paying Agent, prior to 10:00 a.m., New York City time, on November 1, 2006, the appropriate amount of cash required to pay the Repurchase Price for the surrendered Securities, and the Paying Agent will promptly distribute the cash to the Holders. (Page 11)

Until what time can I withdraw previously surrendered Securities?

You can withdraw the Securities previously surrendered for repurchase at any time until 5:00 p.m., New York City time, on the Repurchase Date. (Page 10)

How do I withdraw previously surrendered Securities?

To withdraw previously surrendered Securities, you must deliver an executed written Notice of Withdrawal substantially in the form attached, or a facsimile of one, to the Paying Agent prior to 5:00 p.m., New York City time, on the Repurchase Date.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC. (Page 10)

Do I need to do anything if I do not wish to surrender my Securities for repurchase?

No. If you do not deliver a properly completed and duly executed Repurchase Notice or otherwise comply with the transmittal procedures of DTC before the expiration of the Option, we will not repurchase your Securities and such Securities will remain outstanding subject to their existing terms.

If I choose to surrender my Securities for repurchase, do I have to surrender all of my Securities?

No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for repurchase. If you wish to surrender a portion of your Securities for repurchase, however, you must surrender your Securities in a principal amount of $1,000 or an integral multiple thereof. (Page 9)

If I do not surrender my Securities for repurchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Securities for repurchase your conversion rights will not be affected. Upon the occurrence of certain events described in the Indenture, you will have the right to convert each $1,000 principal amount of a Security into that number of fully paid and non-assessable shares of Common Stock obtained by dividing the $1,000 principal amount by the conversion price of $51.69, or cash at the Company’s option, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. (Page 6)

If the HP Acquisition is consummated, or if we are otherwise party to a consolidation, merger or binding share exchange pursuant to which the Common Stock would be converted into cash, securities or other property, a Holder may surrender the Securities for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of the transaction. At the effective time of the transaction, the right to convert the Securities into Common Stock will be changed into a right to convert the Securities into the kind and amount of cash, securities or other property which the Holder would have received if the Holder had converted such Securities into Common Stock immediately prior to the transaction. Under the proposed terms of the HP Acquisition as of the date hereof, each $1,000 principal amount of the Securities would be entitled to convert into an amount of approximately $1,006.00 in cash. (Page 7)

What are the U.S. federal income tax consequences of surrendering the Securities for repurchase?

In general, the receipt of cash in exchange for the Securities pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of surrendering your Securities for repurchase in light of your particular circumstances. (Pages 12)

Who is the Paying Agent?

U.S. Bank National Association, the trustee for the Securities, is serving as Paying Agent in connection with the Option. Its address and telephone number are set forth on the front cover page of this Company Notice.

Where can I get more information about the Option?

MacKenzie Partners, Inc. is acting as Information Agent for the Option. Requests for assistance in completing and delivering the Repurchase Notice, the Notice of Withdrawal and other related matters should be directed to the Information Agent. Its address and telephone number are set forth on the front cover page of this Company Notice.

IMPORTANT INFORMATION CONCERNING THE OPTION

1. Information Concerning the Company. Mercury Interactive Corporation, a Delaware corporation (the “Company”), is offering to repurchase the Zero Coupon Senior Convertible Notes due 2008 of the Company (the “Securities”). The Securities are convertible into the Company’s common stock, $0.002 par value per share (the “Common Stock”), subject to the terms, conditions and adjustments specified in the Indenture (as defined below) and the Securities.

The Company is a leading provider of software and services for the business technology optimization (“BTO”) marketplace. The Company was incorporated in 1989, and began shipping software quality testing products in 1991. Since 1991, the Company has introduced a variety of BTO software and service offerings, including offerings in application delivery for testing software quality and performance in pre-production, application management for monitoring and managing application availability in production, and information technology (“IT”) governance for managing IT’s portfolio of projects, processes, priorities, and resources.

The Company maintains its registered and principal executive offices at 379 North Whisman Road, Mountain View, California 94043. The telephone number there is (650) 603-5200.

2. Information Concerning the Securities. The Securities were issued under an Indenture dated as of April 29, 2003 (as supplemented by the First Supplemental Indenture dated as of October 26, 2005 and the Second Supplemental Indenture dated as of May 10, 2006, the “Indenture”) between the Company and U.S. Bank National Association, as trustee and paying agent (the “Paying Agent”). The Securities mature on May 1, 2008.

2.1. The Company’s Obligation to Repurchase the Securities. In May 2006, we amended the terms of the Indenture to give each Holder the right to require us to repurchase all or a portion of such Holder’s Securities on October 31, 2006, at a repurchase price equal to 107.25% of the principal amount of the Securities being repurchased. Pursuant to the terms of the Indenture, the Company is obligated to repurchase all Securities validly surrendered for repurchase and not withdrawn, at the Holder’s option (the “Option”).

The Option will expire at 5:00 p.m., New York City time, on Tuesday, October 31, 2006 (the “Repurchase Date”). To exercise the Option to have the Company repurchase the Securities and receive payment of the Repurchase Price (as defined below), you must validly surrender the Securities and the enclosed Repurchase Notice to the Paying Agent prior to 5:00 p.m., New York City time, on the Repurchase Date and not have withdrawn such surrendered Securities and Repurchase Notice prior to 5:00 p.m., New York City time, on the Repurchase Date. We will not extend the period Holders have to exercise the Option unless required to do so by the Federal securities laws.

The repurchase by the Company of validly surrendered Securities is not subject to any conditions.

Each Holder also has the right to require us to repurchase all or a portion of such Holder’s Securities on November 30, 2006, at a repurchase price equal to 107.25% of the principal amount of the Securities being repurchased (the “November Repurchase”). A notice relating to the November Repurchase will be distributed to the Holders of the Securities no less than 20 business days prior to November 30, 2006.

2.2. Repurchase Price. Pursuant to the terms of the Indenture, the purchase price to be paid by the Company for the Securities on the Repurchase Date is $1,072.50 per $1,000 principal amount of the Securities (the “Repurchase Price”). The Repurchase Price will be paid in cash with respect to any and all Securities validly surrendered for repurchase prior to 5:00 p.m., New York City time, on the Repurchase Date and not withdrawn prior to 5:00 p.m., New York City time, on the Repurchase Date. The Securities surrendered for repurchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.

The Repurchase Price is based solely on the requirements of the Indenture and bears no relationship to the market price of the Securities or the Common Stock. Thus, the Repurchase Price may be significantly higher or lower than the market price of the Securities on the Repurchase Date.

None of the Company or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering the Securities for repurchase pursuant to this Company Notice. Each Holder must make its own decision whether to surrender its Securities for repurchase and, if so, the principal amount of the Securities to surrender based on such Holder’s assessment of current market value of the Securities and the Common Stock and other relevant factors. Recipients of this Company Notice, the accompanying Repurchase Notice and other materials related to the Option should not construe the contents hereof or thereof as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to the legal, business, tax and related matters concerning the Option.

2.3. Conversion Rights of the Securities. Upon certain events discussed below, each Holder has the right to convert each $1,000 principal amount of a Security into that number of fully paid and non-assessable shares of Common Stock obtained by dividing the $1,000 principal amount by the then current conversion price (currently $51.69), subject to the terms, conditions and adjustments specified in the Indenture and the Securities.

Conversion upon sale price condition. Each Holder may convert any of its Securities, in whole or in part, into Common Stock if:

•	during any fiscal quarter (beginning with the third fiscal quarter of 2003) the closing sale price of the Common Stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 110% of the conversion price as in effect on that 30th trading day; or

•	during the period beginning January 1, 2008 through the maturity of the Securities, the closing sale price of the Common Stock on the previous trading day was 110% or more of the conversion price of the Securities on that day.

Conversion upon specified corporate transactions. In the event that we are party to a consolidation, merger or binding share exchange pursuant to which our Common Stock would be converted into cash, securities or other property (including without limitation the proposed HP Acquisition described below), Holders may surrender the Securities for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of the transaction. If we are a party to a consolidation, merger or binding share exchange pursuant to which the Common Stock would be converted into cash, securities or other property, then at the effective time of the transaction, the right to convert the Securities into Common Stock will be changed into a right to convert the Securities into the kind and amount of cash, securities or other property which the Holder would have received if the Holder had converted such Securities into Common Stock immediately prior to the transaction. If the transaction also constitutes a “Fundamental Change”, as defined below, a Holder can require us to repurchase all or a portion of its Securities.

In addition and notwithstanding the foregoing, in the event that:

•	we distribute to all holders of our Common Stock rights entitling them to purchase Common Stock at less than the average sale price of the Common Stock for the 10 trading days preceding the declaration date for such distribution; or

•	we elect to distribute to all holders of our Common Stock, cash or other assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 15% of the sale price of the Common Stock on the business day preceding the declaration date for the distribution, then at least 20 days prior to the ex-dividend date for the distribution we must notify the Holders of the Securities in writing of the occurrence of such event. Once we have given that notice, Holders may surrender their Securities for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or the date of our announcement that the distribution will not take place, in the case of a distribution. No adjustment to the ability of a Holder of the Securities to convert will be made if the Holder may participate in the distribution without conversion.

Holders who do not participate in the Option. Holders that do not surrender their Securities for repurchase pursuant to the Option will maintain the right to convert their Securities into Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. Any Securities as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture and the Securities only if the applicable Repurchase Notice has been validly withdrawn prior to 5:00 p.m., New York City time, on the Repurchase Date, as described in Section 4 below.

2.4. Fundamental Change Redemption. If a Fundamental Change (as defined below) of the Company occurs at any time prior to the maturity of the Securities, a Holder may require us to repurchase its Securities, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the Fundamental Change. The Securities will be repurchased in integral multiples of $1,000 principal amount.

For any Securities surrendered for repurchase in connection with a Fundamental Change, we will repurchase the Securities at a price equal to 100% of the principal amount of the Securities being repurchased.

A “Fundamental Change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of the Common Stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock or American Depositary Shares that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq Stock Market or any similar United States system of automated dissemination of quotations of securities prices.

However, notwithstanding the foregoing, a Holder will not have the right to require us to repurchase its Securities if the sale price per share of our Common Stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Fundamental Change or the public announcement of the Fundamental Change equals or exceeds 105% of the conversion price of the Securities in effect on each of those five trading days.

2.5. HP Acquisition. On July 25, 2006, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hewlett-Packard Company (“HP”) and Mars Landing Corporation, a wholly-owned subsidiary of HP (“Merger Sub”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub commenced a cash tender offer (the “HP Tender Offer”) for all of the issued and outstanding shares of the Common Stock at a purchase price of $52.00 per share. As soon as practicable after the consummation of the HP Tender Offer, Merger Sub will merge with and into the Company, and the Company will become a wholly-owned subsidiary of HP (the “HP Acquisition”).

In the event of and in connection with the consummation of the HP Acquisition, the Company may undergo (i) a change in the present board of directors and management of the Company, (ii) a material change in the corporate structure or business of the Company, (iii) suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act of 1934, as amended (the “Exchange Act”), (iv) termination of registration under Section 12(g)(4) of the Exchange Act, (v) an acquisition by HP, through the HP Tender Offer and purchase rights set forth in the Merger Agreement, of additional securities of the Company and (vi) changes in the charter, bylaws or other governing instruments of the Company.

The Option does not arise from the HP Acquisition or the HP Tender Offer but is being made pursuant to the terms and conditions of the Indenture.

If the HP Acquisition is consummated prior to maturity of the Securities it will be deemed to be a “Fundamental Change” under the terms of the Indenture. The terms of the Indenture provide that upon the occurrence of a Fundamental Change, the Company is obligated to repurchase the outstanding Securities from the Holders at a repurchase price equal to 100% of the principal amount of the Securities upon a Fundamental Change. Pursuant to the terms of the Indenture, the Company will notify the Holders of these rights in more detail should the HP Acquisition be consummated. See Section 2.4 above for a more detailed discussion.

The Indenture further provides that if we are party to a consolidation, merger or binding share exchange pursuant to which the Common Stock would be converted into cash, securities or other property, a Holder may surrender the Securities for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of the transaction. At the effective time of the transaction, the right to convert the Securities into Common Stock will be changed into a right to convert the Securities into the kind and amount of cash, securities or other property which the Holder would have received if the Holder had converted such Securities into Common Stock immediately prior to the transaction. Under the terms of the HP Acquisition as of the date hereof, each $1,000 principal amount of the Securities would be entitled to convert into an amount of approximately $1,006.00 in cash. See Section 2.3 above for a more detailed discussion.

If you surrender your Securities for repurchase pursuant to the Option, you lose your right to convert such Securities into Common Stock (or have such Securities redeemed by the Company) in connection with the HP Acquisition, should the HP Acquisition be consummated prior to the maturity date of the Securities, unless you withdraw your request prior to the Repurchase Date.

For more information regarding the HP Acquisition, please refer to the offer to purchase and related materials filed by HP and the Company with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov.

2.6. Market for the Securities and the Company’s Common Stock.

There is no established reporting system or trading market for trading in the Securities. However, we believe the Securities currently are traded over the counter. We have been advised that there is no practical way to determine the trading history of the Securities. We believe that trading in the Securities has been limited and sporadic. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the trading price of the Common Stock, developments regarding the HP Acquisition and the market for similar securities. Following the consummation of the Option, we expect that the Securities not repurchased in the Option will continue to be traded over the counter. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our repurchase of the Securities pursuant to the Option will reduce the float and, if a substantial amount of the Securities is repurchased would likely negatively affect the liquidity, and could also affect the market value and price volatility of the Securities that remain outstanding following the Option. We cannot assure you that a market will exist for the Securities following the Option. The extent of the public market for the Securities following consummation of the Option will depend upon, among other things, the remaining outstanding principal amount of the Securities at such time, the number of Holders of the Securities remaining at that time and the interest on the part of securities firms in maintaining a market in the Securities. The Securities are held through The Depository Trust Company (“DTC”). As of October 1, 2006, there was $500,000,000 aggregate principal amount of the Securities outstanding and DTC was the sole record holder of the Securities.

On January 3, 2006, we announced that our Common Stock was delisted from The NASDAQ National Market (“NASDAQ”) as a result of our noncompliance with the NASDAQ listing requirements. Effective as of January 4, 2006, our Common Stock has been traded on the Pink Sheets. The following table sets forth, for the fiscal quarters indicated, the high and low intra-day sales prices of the Common Stock as reported on the NASDAQ through January 4, 2006 and subsequently thereafter on the Pink Sheets.

	High	Low
Year Ending on December 31, 2006
3rd Quarter (as of September 26, 2006)	$50.95	$34.50
2nd Quarter	$37.95	$32.57
1st Quarter	$37.15	$25.21
Year Ended on December 31, 2005
4th Quarter	$39.30	$22.62
3rd Quarter	$40.54	$35.57
2nd Quarter	$47.62	$38.21
1st Quarter	$49.58	$37.57
Year Ended on December 31, 2004
4th Quarter	$47.44	$35.55
3rd Quarter	$50.08	$31.05
2nd Quarter	$50.94	$42.53
1st Quarter	$54.25	$41.21

On September 26, 2006, the last reported sales price of the Common Stock was $50.47 per share. As of September 19, 2006, there were approximately 89,197,029 shares of Common Stock outstanding. We urge you to obtain current market information for the Securities, to the extent available, and the Common Stock before making any decision to surrender your Securities pursuant to the Option.

2.7. Ranking. The Securities are senior unsecured obligations of the Company and rank equally in right of payment with all of our other senior unsecured and unsubordinated indebtedness.

3. Procedures to Be Followed by Holders Electing to Surrender the Securities for Repurchase. Holders will not be entitled to receive the Repurchase Price for their Securities unless they validly surrender the Securities and the enclosed Repurchase Notice to the Paying Agent prior to 5:00 p.m., New York City time, on the Repurchase Date and do not withdraw the Securities prior to 5:00 p.m., New York City time, on the Repurchase Date. Only registered Holders are authorized to surrender their Securities for repurchase. Holders may surrender some or all of their Securities, however, any Securities surrendered must be in a principal amount of $1,000 or an integral multiple thereof.

If Holders do not validly surrender their Securities prior to 5:00 p.m., New York City time, on the Repurchase Date, their Securities will remain outstanding subject to the existing terms of the Securities.

3.1. Method of Delivery. The method of delivery of the Securities, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”), is at the election and risk of the person surrendering such Securities and delivering such Repurchase Notice and, except as expressly otherwise provided in the Repurchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Security or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the required documents sufficiently in advance of the Repurchase Date to permit delivery to the Paying Agent prior to 5:00 p.m., New York City time, on the Repurchase Date.

3.2. Delivery of the Securities.

Securities in Certificated Form. To receive the Repurchase Price, Holders of the Securities in certificated form must deliver to the Paying Agent the Securities (together with all necessary endorsements) to be surrendered for repurchase and the accompanying Repurchase Notice at any time after the delivery of the Repurchase Notice until 5:00 p.m., New York City time, on the Repurchase Date.

Securities Held Through a Custodian. A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender its Securities and instruct such nominee to surrender the Securities for repurchase on the Holder’s behalf.

Please note that your custodian may require that you deliver your instructions and the Securities to it prior to 5:00 p.m., New York City time, on the Repurchase Date. The Securities and the Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to your custodian does not constitute delivery to the Paying Agent.

Securities in Global Form. A Holder who is a DTC participant may elect to surrender to the Company its beneficial interest in the Securities by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system its beneficial interest in the Securities on or prior to 5:00 p.m., New York City time, on the Repurchase Date; and

•	electronically transmitting its acceptance through DTC’s PTS, subject to the terms and procedures of that system on or prior to 5:00 p.m., New York City time, on the Repurchase Date. In surrendering through PTS, the electronic instructions sent to DTC by the Holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the Repurchase Notice.

The Securities and the Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC or the Company does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE TRANSMITTAL PROCEDURES OF DTC. BY SURRENDERING SECURITIES THROUGH THE TRANSMITTAL PROCEDURES OF DTC, HOLDERS AGREE TO BE BOUND BY THE TERMS OF THE OPTION SET FORTH IN THIS COMPANY NOTICE.

4. Right of Withdrawal. The Securities surrendered for repurchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Repurchase Date. In order to withdraw the Securities, Holders must deliver to the Paying Agent written notice, substantially in the form enclosed herewith, containing:

•	the certificate number, if any, of the Securities in respect to which such notice of withdrawal is being submitted;

•	the principal amount of the Securities with respect to which such notice of withdrawal is being submitted;

•	the principal amount, if any, of such Securities which remains subject to the original Repurchase Notice and which has been or will be delivered for repurchase by the Company; and

•	the Holder’s signature, in the same manner as the original signature on the Repurchase Notice by which such Securities were surrendered for repurchase.

The signature on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution (as defined in Rule 17Ad-15 of the Exchange Act) unless such Securities have been surrendered for repurchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Securities will be deemed not validly surrendered for purposes of the Option. The Securities withdrawn from the Option may be resurrendered by following the delivery procedures described in Section 3 above.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH THE WITHDRAWAL PROCEDURES OF DTC.

5. Payment for Surrendered Securities. We will promptly forward to the Paying Agent, prior to 10:00 a.m., New York City time, on Wednesday, November 1, 2006, the appropriate amount of cash required to pay the Repurchase Price for the surrendered Securities, and the Paying Agent will promptly thereafter distribute the cash to each Holder that has validly delivered its Securities and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on the Repurchase Date.

The total amount of funds required by us to repurchase all of the Securities is approximately $536.3 million (assuming all of the Securities are validly surrendered for repurchase and accepted for payment). In the event any Securities are surrendered and accepted for payment, we intend to use available cash to repurchase the Securities. We do not have any alternative financing plans at this time.

6. Securities Acquired. Any Securities repurchased by us pursuant to the Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.

7. Plans or Proposals of the Company. Other than as disclosed above with respect to the HP Acquisition or as publicly disclosed prior to the date hereof, the Company does not currently have any plans which would be material to a Holder’s decision to surrender the Securities for repurchase in the Option, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy or indebtedness or capitalization of the Company;

•	any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

•	any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Securities. Except as otherwise disclosed below, to the knowledge of the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Securities;

•	the Company will not repurchase any Securities from such persons; and

•	during the 60 days preceding the date of this Company Notice, none of such officers, directors or affiliates has engaged in any transactions in the Securities.

A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.

Certain directors and executive officers of the Company and its affiliates are parties to ordinary course stock option plans and arrangements involving the Common Stock of the Company, as disclosed by the Company prior to the date hereof.

Except as otherwise described in this Company Notice or as previously disclosed in the documents listed in Section 11 herein, none of the Company, or to its knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Option or with respect to any of the securities of the Company, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

9. Purchase, Exchange or Redemption of the Securities by the Company and Its Affiliates. The Company and its affiliates may, subject to restrictions under applicable United States federal securities laws, purchase the Securities in the open market, in private transactions, through a subsequent tender or exchange offer (including the November Repurchase or a Fundamental Change repurchase), or otherwise, which may be consummated at repurchase prices higher or lower than the Repurchase Price. In particular, the Company may, subject to restrictions under applicable United States federal securities laws, determine to offer to exchange the Securities for a new class of debt securities with terms that differ from the Securities and/or call the Securities for redemption. Holders who tender their Securities in the Option and do not withdraw such Securities prior to the Repurchase Date would not be able to participate in any such purchase, exchange or redemption with respect to such Securities. Any decision to purchase, exchange or redeem the Securities will depend upon many factors, including the trading price of the Securities, the amount of the Securities surrendered for repurchase pursuant to the Option, the market price of the Common Stock, developments regarding the HP Acquisition, the business and financial position of the Company and general economic and market conditions.

10. Material United States Tax Considerations.

The following summary describes certain U.S. federal income tax consequences related to the Option. This discussion applies only to the Securities held as capital assets, and does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding the Securities as part of a hedge or integrated transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	persons subject to the alternative minimum tax.

This summary is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations in effect as of the date hereof, changes to any of which subsequent to the date of this Company Notice may affect the tax consequences described herein. Holders are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a Security for U.S. federal income tax purposes that is:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term U.S. Holder also includes certain former citizens and residents of the United States.

U.S. Holders Who Exercise the Option

Upon the repurchase of the Securities pursuant to the Option, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount of cash received in exchange for the Securities and such U.S. Holder’s adjusted tax basis in the Securities surrendered.

Subject to the application of the market discount rules discussed in the next paragraph, any gain or loss will be capital gain or loss. Such capital gain or loss will be short-term capital gain or loss if, as the Company believes, the adoption of the Second Supplemental Indenture on May 10, 2006 constituted a significant modification of the Securities, and therefore gave rise to a deemed exchange of the Securities in a taxable transaction at that time (which exchange would start a new holding period for a U.S. Holder in the Securities). The deduction of capital losses for U.S. federal income tax purposes is subject to limitations.

If a U.S. Holder holds the Securities acquired at a “market discount,” any gain recognized by the holder on the surrender of the Securities would be recharacterized as ordinary interest income to the extent of accrued market discount that had not previously been included as ordinary income.

Information returns will be filed with the Internal Revenue Service (“IRS”) in connection with payments made upon the exercise of the Option. A U.S. Holder will be subject to U.S. backup withholding on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

U.S. Holders Who Do Not Exercise the Option

If a U.S. Holder does not surrender the Securities pursuant to the Option, certain adjustments may be made with respect to accruals on the Securities for purposes of the U.S. federal income tax rules regarding original issue discount. U.S. Holders should consult their own tax advisers regarding the tax consequences of a failure to exercise the Option.

Tax Consequences to Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Security for U.S. federal income tax purposes that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a nonresident alien fiduciary or a foreign estate or trust.

This discussion is not addressed to Non-U.S. Holders who own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, who are controlled foreign corporations related to the Company through stock ownership, or who, on the date of acquisition of the Securities, owned Securities with a fair market value of more than 5% of the fair market value of the common stock of the Company. Additionally, this discussion does not describe the U.S. federal income tax consequences to Non-U.S. Holders who are engaged in a trade or business in the United States with which the Securities are effectively connected, or who are individuals present in the United States for 183 days or more in the taxable year of disposition. Such Non-U.S. Holders will generally be subject to special rules and should consult their own tax advisers regarding the U.S. federal income tax consequences applicable to their particular situation.

Subject to the discussion below concerning backup withholding, payments to any Non-U.S. Holder in exchange for surrendered Securities will not be subject to U.S. federal withholding tax, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person. If a Non-U.S. Holder has not provided a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) to the Company, payments to such Non-U.S. Holder allocable to accrued original issue discount will be subject to U.S. federal withholding tax at a 30% rate.

Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a United States person, the Non-U.S. Holder may be subject to U.S. backup withholding on any payments received pursuant to the exercise of the Option. The certification procedures required to claim the exemption from withholding tax described above will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

11. Additional Information. The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.

The Company amended its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed on May 6, 2005 (the “10-Q Original Filing”) to restate its condensed consolidated financial statements and the related disclosures for the quarters ended March 31, 2005 and 2004, and its Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 14, 2005 (the “10-K Original Filing”, and together with the 10-Q Original Filing, the “Original Filings”) to restate its consolidated financial statements and the related disclosures for the years ended December 31, 2004, 2003 and 2002, as well as selected consolidated financial data as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 and the unaudited quarterly financial data for each of the quarters in the years ended December 31, 2004 and 2003.

The restatement of the Original Filings reflected in the amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2005 (the “Amended 10-Q”) and the amended Annual Report on Form 10-K/A for the year ended December 31, 2004 (the “Amended 10-K”) include adjustments arising from the determinations of a Special Committee, consisting of disinterested members of the Audit Committee, which was formed in June 2005 to conduct an internal investigation into the Company’s past stock option practices, as well as the Company’s internal review relating to its historical financial statements.

For more information on these matters, please refer to Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Restatement of Consolidated Financial Statements, Special Committee and Company Findings, Remedial Measures and Related Proceedings,” Note 2 of the Notes to the Condensed Consolidated Financial Statements, and Item 4, “Controls and Procedures” in the Amended 10-Q and Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restatement of Consolidated Financial Statements, Special Committee and Company Findings, Remedial Measures and Related Proceedings,” Note 3 of the Notes to the Consolidated Financial Statements, and Item 9A, “Controls and Procedures” in the Amended 10-K.

The Company has not amended and does not intend to amend any of its other previously filed annual reports on Form 10-K or quarterly reports on Form 10-Q for the periods affected by the restatement or adjustments other than the Amended 10-Q and the Amended 10-K. For this reason, the condensed consolidated financial statements and related financial information contained in such previously filed reports should no longer be relied upon. Accordingly, the Amended 10-Q and the Amended 10-K should be read in conjunction with the Company’s periodic filings made with the SEC subsequent to the date of the Original Filings, including any amendments to those filings, as well as any Current Reports filed on Form 8-K subsequent to the date of the Original Filings.

The Amended 10-Q and the Amended 10-K, as well as the documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition:

•	The Company’s Current Report on Form 8-K dated July 25, 2006;

•	The Company’s Solicitation/Recommendation Statement on Schedule 14D-9 dated August 17, 2006 (including any amendments thereto);

•	All documents filed with the SEC by the Company pursuant to Sections 13, 14 and 15(d) of the Exchange Act on or subsequent to the date of this Company Notice and prior to 5:00 p.m., New York City time, on the Repurchase Date; and

•	The description of the Common Stock contained in the Company’s Form 8-A filed September 9, 1993 (File No. 22350), and any amendment or report filed for the purpose of updating such description.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

12. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Option.

13. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Securities.

14. Conflicts. In the event of any conflict between this Company Notice and the accompanying Repurchase Notice on the one hand and the terms of the Indenture or the Securities or any applicable laws on the other hand, the terms of the Indenture or the Securities or applicable laws, as the case may be, will control.

None of the Company or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering the Securities for repurchase pursuant to this Company Notice. Each Holder must make its own decision whether to surrender its Securities for repurchase and, if so, the principal amount of the Securities to surrender based on its own assessment of current market value and other relevant factors.

MERCURY INTERACTIVE CORPORATION

October 2, 2006

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers as of October 1, 2006.

Directors

Name	Title
Dr. Giora Yarron	Chairman
Brad Boston	Director
Joseph Ball Costello	Director
Stanley Keller	Director
Dr. Igal Kohavi	Director
Clyde Ostler	Director
Yair Shamir	Director
Anthony Zingale	Director

Executive Officers

Name	Title
Anthony Zingale	President and Chief Executive Officer
David J. Murphy	Senior Vice President and Chief Financial Officer
James Larson	Senior Vice President of Worldwide Field Operations
Yuval Scarlat	Senior Vice President, Products
Brian A. Stein	Chief Accounting Officer
Sandra Escher	Senior Vice President, Global General Counsel and Secretary

The business address of each person set forth above is c/o Mercury Interactive Corporation, 379 North Whisman Road, Mountain View, California 94043. The telephone number there is (650) 603-5200.